Exhibit 1

Harry Winston Announces Diaviks Response to Global Market Conditions

TORONTO, March 30, 2009 - Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) (“Harry Winston”) today announced that Diavik Diamond Mines Inc. (DDMI), operator of the Diavik Diamond Mine in Canada’s Northwest Territories, is taking a series of actions to preserve the strength of its operations during the challenging global market conditions. These actions include two production shutdowns, further deferral of the start of the underground mine production, and accelerating the planned transition to a smaller workforce.

The summer and winter production shutdowns will each last six weeks during which time diamond production will temporarily cease and the mine will be placed on a care and maintenance schedule. The summer shutdown is scheduled for July 14, 2009 to August 24, 2009 inclusive. The winter shutdown is scheduled for December 1, 2009 to January 11, 2010 inclusive.

In addition the underground mine will be placed on care and maintenance by the third quarter of 2009, once the majority of its construction is complete. Diavik will also be accelerating the process of employee reductions as the project transitions from a construction phase to being a fully operational underground mine.

Diavik’s long term future is in underground mining. Both Harry Winston and Rio Tinto have invested significantly in the underground mine construction and remain committed to construction to prepare Diavik for the long-term.

Harry Winston Diamond Corporation (TSX: HW; NYSE:HWD) will release its Fiscal 2009 Fourth Quarter and Year-End results for the period ended January 31, 2009, after market hours on Thursday, April 2, 2009.

The Company will host a conference call for analysts, investors and other interested parties on Friday, April 3, 2009 at 9:00AM ET, followed by a question-and-answer session.

To access the call, please dial:
North America: 800-510-0146; passcode 37236627
International: 617-614-3449; passcode 37236627

You may also access the conference call on a listen-only basis at:
http://investor.harrywinston.com

A telephone replay of the call will be available one hour after the call until 11:00PM ET, April 16, 2009. To access the call replay, please dial:
North America: 1-888-286-8010; passcode 73080790
International: 1-617-801-6888; passcode 73080790
You may also access a replay of the call at: http://investor.harrywinston.com

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com

For further information, please contact:

Investor Relations - (416) 362-2237 ext 290 or investor@harrywinston.com